AMENDMENT NO. 1 TO SUB-ADVISORY AGREEMENT

AMENDMENT dated November 2, 2016 to the Investment Sub-Advisory Agreement dated May 12, 2016 (the “Agreement”) between Aspiriant, LLC and Wells Capital Management, Inc. with respect to Aspiriant Trust.

WHEREAS, the parties desire to revise Schedule A to the Agreement to reflect the addition of another series of Aspiriant Trust;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

Fund	Sub-Advisory Fee
Aspiriant Risk-Managed Municipal Bond Fund	Assets	Fee
Aspiriant Risk-Managed Global Equity Fund	Assets	Fee

AGREED AND ACCEPTED:

Aspiriant, LLC

By:	/s/ John Allen
Name:	John Allen
Title:	Chief Investment Officer

Wells Capital Management, Inc.

By:	/s/ Krista Wenzlow
Name:	Krista Wenzlow
Title:	Client Service Manager